Exhibit 99.1

BIOTIE THERAPIES CORP	STOCK EXCHANGE RELEASE	4 March 2016, 7.15 p.m.

STATEMENT OF THE BOARD OF DIRECTORS OF BIOTIE THERAPIES CORP. REGARDING THE VOLUNTARY PUBLIC TENDER OFFER BY ACORDA THERAPEUTICS, INC.

Acorda Therapeutics, Inc. (hereinafter the “Offeror” or “Acorda”) and Biotie Therapies Corp. (hereinafter “Biotie” or the “Company”) have announced a voluntary public tender offer (the “Offer”) by Acorda for the issued and outstanding ordinary shares, no nominal value, of the Company (the “Shares”), the outstanding American Depositary Shares, each representing 80 Shares (the “ADSs”), and the outstanding Equity Instruments (as defined below) in Biotie by stock exchange release dated January 19, 2016.

The Board of Directors of Biotie (the “Board” or the “Biotie Board”) hereby issues the following statement regarding the Offer as required by Finnish securities laws (Chapter 11, Section 13 of the Finnish Securities Market Act 746/2012, as amended).

The Tender Offer in Brief

Biotie and Acorda have on January 19, 2016 entered into a combination agreement (the “Combination Agreement”) setting out, among other matters, the terms and conditions pursuant to which the Offer shall be made by Acorda.

Subject to the Combination Agreement, Acorda has resolved to make the Offer for the outstanding (i) Shares; (ii) ADSs; (iii) option rights under the option plan resolved upon by the Board on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Option Rights”), options rights under the option plan resolved upon by the Board on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013, (the “2014 Option Rights”) and option rights under the option plan resolved upon by the Board on January 4, 2016 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “2016 Option Rights”); (iv) share units under the equity incentive plan resolved upon by the Board on December 6, 2011 by virtue of an authorization granted by the annual general meeting of the Company held on May 6, 2011 (the “2011 Share Rights”) and share units under the equity incentive plan resolved upon by the Board on January 2, 2014 by virtue of an authorization granted by the annual general meeting of the Company held on April 4, 2013 (the “2014 Share Rights” and, together with the 2011 Share Rights, the “Share Rights”); (v) option rights under the Swiss option plan dated June 18, 2008 (the “Swiss Option Rights” and together with the 2011 Option Rights, the 2014 Option Rights and the 2016 Option Rights, the “Option Rights”); and (vi) warrants issued on May 28, 2015 by virtue of an authorization granted by the annual general meeting of the Company held on May 26, 2015 (the “Warrants”).

The outstanding Option Rights, the Share Rights and the Warrants that have been granted to holders are hereinafter jointly referred to as the “Equity Instruments.” The Shares that are not held by the Company or any of its subsidiaries including all the Shares represented by ADSs are hereinafter referred to as the “Shares.” The outstanding Shares, the ADSs and the Equity Instruments are hereinafter jointly referred to as the “Equity Interests.”

The Offer will be made in accordance with the terms and conditions reflected in the tender offer document (hereinafter referred to as the "Offer to Purchase") to be published by Acorda before the acceptance period of the Offer commences. The acceptance period of the Offer is expected to commence by mid-March 2016 and will remain open for an initial period of at least 20 U.S. business days (the “Offer Period”).

Acorda has offered to purchase all Equity Interests of the Company that are not held by the Company or any of its subsidiaries for a consideration of:

(i)	EUR 0.2946 in cash for each outstanding Share;

(ii)	EUR 23.5680 in cash for each outstanding ADS, payable in the equivalent amount of U.S. dollars for each outstanding ADS determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the Closing Date (as defined below);

(iii)	EUR 0.2846 in cash for each outstanding 2011 Option Right;

(iv)	EUR 0.2846 in cash for each outstanding 2014 Option Right;

(v)	EUR 0.1326 in cash for each outstanding 2016 Option Right, payable, at the option of the holder, in in euros or the equivalent amount of U.S. dollars for each outstanding 2016 Option Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the Closing Date;

(vi)	EUR 0.2946 in cash for each outstanding 2011 Share Right, payable, at the option of the holder, in in euros or the equivalent amount of U.S. dollars for each outstanding 2011 Share Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the Closing Date;

(vii)	EUR 0.2854 in cash for each outstanding 2014 Share Right, payable, at the option of the holder, in in euros or the equivalent amount of U.S. dollars for each outstanding 2014 Share Right determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable date to the Closing Date;

(viii)	EUR 0,2032 in cash for each outstanding Swiss Option Right with a per share subscription price of CHF 0.10;

(ix)	EUR 0.1026 in cash for each Swiss Option Right with a per share subscription price of CHF 0.21;

(x)	EUR 0.0386 in cash for each Swiss Option Right with a per share subscription price of CHF 0.28;

(xi)	EUR 0.0112 in cash for each Swiss Option Right with a per share subscription price of CHF 0.31;

(xii)	EUR 0.0100 in cash for each other Swiss Option Right; and

(xiii)	EUR 0.1664 in cash for each outstanding Warrant.

Pursuant to the terms of the Combination Agreement, the completion of the Offer is subject to the following conditions (the “Conditions”):

(i)	the valid tender of outstanding Shares (including outstanding Shares represented by validly tendered ADSs and validly tendered Warrants) representing, together with any outstanding Shares (including outstanding Shares represented by ADSs and Warrants) otherwise acquired by Acorda, more than ninety percent (90%) of the issued and outstanding Shares and voting rights of the Company, calculated on a fully diluted basis and otherwise in accordance with Chapter 18 Section 1 of the Finnish Limited Liability Companies Act (21.7.2006/624) (the “Minimum Acceptance Condition”); as used in this paragraph “fully diluted basis” means an equation in which the numerator represents the aggregate number of outstanding Shares (including outstanding Shares represented by ADSs) and Warrants that have been validly tendered or otherwise acquired by Acorda and the denominator represents the aggregate number of all outstanding Shares (including outstanding Shares represented by ADSs) and Warrants, as well as Shares issuable upon the vesting and exercise of those outstanding Equity Instruments (other than Warrants) that have not been validly tendered into the Offer or otherwise acquired by Acorda;

(ii)	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations thereunder (the “HSR Act”), which waiting period has expired on February 16, 2016;

(iii)	no material adverse effect (as defined in the Combination Agreement) having occurred on the Company after January 19, 2016;

(iv)	Acorda not, after January 19, 2016, having received information previously undisclosed to it that describes a material adverse effect on the Company that occurred prior to January 19, 2016;

(v)	no information made public by the Company or disclosed by the Company to Acorda being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including without limitation the rules of NASDAQ Helsinki Ltd. (“Nasdaq Helsinki”) and NASDAQ Stock Market LLC (“Nasdaq US”), provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse effect on the Company;

(vi)	no court or regulatory authority of competent jurisdiction (including without limitation the Finnish Financial Supervisory Authority (the “FIN-FSA”) or the US Securities and Exchange Commission (the “SEC”)) having given an order or issued any regulatory action preventing or enjoining the completion of the Offer;

(vii)	the Board having issued its recommendation for the Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to Acorda; and

(viii)	the Combination Agreement not having been terminated and remaining in force and no event having occurred that, with the passage of time, would give Acorda the right to terminate the Combination Agreement under specified sections of the Combination Agreement that give Acorda the right to terminate the Combination Agreement in response to a breach of the agreement by the Company.

Fulfillment of the Minimum Acceptance Condition and other Conditions will be determined as of the expiration of the Offer Period on the next Finnish banking day after the expiration of the Offer Period, when the preliminary results of the Offer will be available. Acorda has reserved the right to complete the Offer even if the conditions have not been fulfilled.

If any Condition is neither satisfied nor waived at the conclusion of the Offer Period, Acorda will extend the acceptance period for additional periods not exceeding two weeks each. The maximum duration of the Offer Period (including any extensions) is ten weeks as required under Finnish law. However, if any of the Conditions has not been fulfilled due to a particular obstacle, Acorda may, subject to the consent of the FIN-FSA, extend the Offer Period beyond ten weeks until such obstacle has been removed and until all Conditions have been satisfied all in accordance with the terms and conditions of the Offer as agreed to and set forth in the Combination Agreement. In no event is the Offeror required to extend the Tender Offer beyond June 19, 2016.

Acorda’s intent is to acquire 100% of the Equity Interests of the Company. If at the completion of the Offer Period (including any and all extensions), the Minimum Acceptance Condition is satisfied or waived but Acorda does not own 100% of the Equity Interests, Acorda may seek to acquire the remaining Equity Interests that were not acquired pursuant to the Offer by commencing a subsequent offer period (the “Subsequent Offer Period”) in accordance with the guidelines issued by the FIN-FSA and U.S. federal securities laws and, if at completion of any Subsequent Offer Period or the Initial Offer Period Acorda does not own 100% of the Equity Interests, by entering into subsequent compulsory redemption proceedings (“Subsequent Compulsory Redemption”) to redeem the remaining Shares (including Shares represented by ADSs) in accordance with the Finnish Companies Act or, in the case of the outstanding Equity Instruments, pursuant to the terms and conditions of such Equity Instruments, or by using any other legally available alternative to reach 100% ownership of the Equity Interests.

Acorda has entered into irrevocable undertakings (“Irrevocable Undertakings”) with certain of the Company’s equityholders including certain entities affiliated with each of Versant Ventures, The Baupost Group, Vivo Capital, OrbiMed, Invesco, Ilmarinen, Sitra and Armistice, members of the Company’s senior management, one director of the Company (Mr. Bailey) and certain employees of the Company (collectively, the “Support Equityholders”) pursuant to which the Support Equityholders agreed to tender and not withdraw all Equity Interests owned by such Support Equityholders into the Offer, subject to certain terms and conditions. The Support Equityholders collectively hold approximately 65% (on a fully diluted basis) of the outstanding Shares and votes in Biotie.

Acorda’s intention is to cause the ADSs and the Shares to be delisted from Nasdaq US and Nasdaq Helsinki, respectively, and deregistered under the United States Exchange Act of 1934 as soon as permitted and practicable under applicable laws and regulations following completion of the Offer.

Acorda did not hold any Shares or other Equity Interests in Biotie at the time of the announcement of the Offer on January 19, 2016. The full terms and conditions of the Offer as well as further information about the Offer will be included in more detail in the Offer to Purchase.

Background for the statement of the Board of Directors

Pursuant to the Finnish Securities Market Act (Chapter 11, Section 13), the Board of Directors of Biotie has an obligation to prepare a public statement regarding the Offer. The statement must include a well-founded assessment on the Offer from the perspective of Biotie and its shareholders as well as on the strategic plans and their likely effects on the operations of and employment in Biotie as presented by Acorda in the Offer to Purchase.

For the purposes of issuing this statement, Acorda has submitted to the Board of Directors of Biotie a draft version of the Offer to Purchase which Acorda has also filed with the Finnish Financial Supervisory Authority for approval on March 1, 2016.

Assessment of the Board of Directors from the perspective of Biotie and its shareholders

In evaluating the Combination Agreement and the Offer, the Board consulted with senior management of the Company, as well as Guggenheim Securities, Davis Polk and Hannes Snellman. In the course of making the determination that the Offer is in the best interests of Biotie’s security holders and recommending that the security holders of the Company accept the Offer and tender their outstanding Shares, ADSs and Equity Instruments, as applicable, pursuant to the Offer, the Board considered numerous factors, including the factors listed below, which are listed in no particular order of importance, each of which, in the view of the Board, supported such determinations:

•	Financial Terms/Premium to Market Price. The Board considered the relationship of the consideration offered pursuant to the Offer to the historical market price of the Shares, including that the consideration represents a premium of approximately 95% over the trading price at which the Shares closed on the Nasdaq Helsinki on January 18, 2016, the last trading day prior to the announcement of the entry into the Combination Agreement.

•	Cash Consideration. The Board considered the fact that the entire consideration will be payable in cash, which provides Company security holders with immediate liquidity and a high degree of certainty of value.

•	Product Development and Regulatory Risks. The Board considered the fact its product candidates tozadenant, SYN120 and BTT 1023 are in various phases of clinical development. The Company does not expect to have top line efficacy data for its Phase 3 double-blind clinical trial (and extension) of tozadenant until the second half of 2017 and, as disclosed, will need to generate additional clinical safety data after that to be able to submit a new drug application, or NDA, to the FDA. With respect to the Phase 2a trial of SYN120 in Parkinson’s dementia the Company expects to announce top-line data by the end of 2016. Enrolment for the Phase 2 clinical trial of BTT 1023 in PSC opened at the end of the first quarter of 2015, and the requisite number of patients to enable interim data is expected by the end of 2016. Clinical trials are expensive and can take many years to complete, and the outcomes are inherently uncertain. The Board considered the risks inherent in the development and eventual commercialization of its product candidates, the risks related to seeking approval for marketing from the FDA and EMA (including any potential conditions or contingencies of such approvals) and the risks related to market acceptance of Company product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical products generally.

•	Product Launch and Commercialization Risks. The Board also considered the risks and considerable costs as well as additional financing needs associated with a successful launch and commercialization by the Company of its product candidates. The Board recognizes that Acorda has successfully commercialized products in the neurology field in the past and has a broad pipeline of future product candidates. As such, Acorda will be able to launch any potential future products including tozadenant and SYN120 without the need to build up a commercial infrastructure, which would be a significant cost for the Company if it were to commercialize the products on its own.

•	The Company’s Operating and Financial Condition and Prospects. The Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. Having considered different valuation methods, the Board believes, on the basis of this familiarity, that the consideration to be received by the Company’s shareholders, ADS holders and the holders of the Equity Instruments in the Offer fairly reflects the Company’s intrinsic value.

•	Strategic Alternatives. The Board has investigated and considered the trends in the markets and the industry and certain strategic alternatives available to the Company. Such alternatives include, but are not limited to, remaining an independent public company (with resulting long-term capital needs for the already disclosed additional clinical safety study for tozadenant and the commercialization phase of tozadenant or for potential additional investment in the Phase 2 products, such as SYN120, which could result in significant dilution to the shareholders of the Company), and partnering with others. The Board has also considered the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Board determined not to pursue those alternatives in light of its belief that the Offer maximized risk-adjusted shareholder value and represented the best alternative reasonably available to shareholders.

•	Market Check. The Board considered the fact that the Company and its advisors had conducted a strategic review conducted in 2014, during which forty companies were approached regarding a potential strategic transaction or acquisition of the Company and that the process resulted in only one company submitting a non-binding offer, prior to the completion of significant due diligence, to acquire the Company for all-stock consideration with a value implying no premium over the Company’s then-share price. Following the submission of the non-binding offer, that party did not engage with the Company to conduct due diligence or entertain further discussions surrounding terms of a potential transaction and ultimately withdrew its offer in October 2014. The Board also considered the fact that, following Acorda’s indication of interest in acquiring the Company, the Company and its advisors had contacted six parties that the Company believed to be most likely to be interested in a transaction with the Company in order to determine such parties’ interests in a potential transaction with the Company and that each of those parties ultimately declined to pursue a transaction with the Company that would be superior to Acorda’s offer.

•	Likelihood of Consummation. The Board considered that the Offer would reasonably likely be consummated in light of the facts that (i) Acorda has the financial ability and willingness to consummate the Offer, (ii) the Offer is not subject to any financing condition and (iii) the other conditions to the Offer are reasonable and customary.

•	Speed of Completion. The Board considered the anticipated timing of the consummation of the Offer, and the structure of the transaction as a tender offer for the outstanding Shares, ADSs and Equity Instruments, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Combination Agreement, should allow Company security holders to receive the consideration for their Shares, ADSs and Equity Instruments in a relatively short timeframe. The Board considered that the potential for closing the Offer in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Ability to Respond to Third-Party Takeover Proposals. The Board considered the terms and conditions of the Combination Agreement related to the Company’s ability to respond to third parties making takeover proposals under certain circumstances, including:

o	the right of the Company, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain written proposals relating to alternative acquisition transactions; and

o	the right of the Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Offer if the failure to do so would be inconsistent with its fiduciary duties and to terminate the Combination Agreement in order to enter into a written definitive agreement providing for an alternative acquisition transaction.

•	Terms of the Offer. The Board considered the terms and conditions of the Offer and the Combination Agreement. In addition, the Board viewed as desirable provisions in the

Combination Agreement that prohibit Acorda from changing the terms of the Offer, without the consent of the Company, in a manner that (i) decreases the Offer consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares, ADSs or outstanding Equity Instruments sought in the Offer, (iv) extends or otherwise changes the expiration date of the Offer (except for the Subsequent Offer Period or as otherwise provided in the Combination Agreement), (v) imposes additional conditions to the Offer or (vi) otherwise amends, modifies or supplements the conditions to the Offer or terms and conditions of the Offer to the detriment in any material respect to the holders of Equity Interests.

•	Guggenheim Securities’ Opinion. The Board considered the opinion of Guggenheim Securities, dated January 19, 2016, to the Board as to the fairness, from a financial point of view and as of such date, of the EUR 0.2946 per Share consideration to be received in the Offer by holders of Shares and ADSs (other than Acorda and its affiliates). The full text of Guggenheim Securities’ written opinion, which is attached as Appendix 1 to this statement and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.

Guggenheim Securities’ opinion was provided to the Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Share consideration from a financial point of view, did not constitute a recommendation to the Board with respect to the Offer and does not constitute advice or a recommendation to any security holder of the Company as to whether to tender any securities pursuant to the Offer or how to act with respect to the Offer or any other matter. Guggenheim Securities’ opinion did not address the Company’s underlying business or financial decision to pursue the Offer, the relative merits of the Offer as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. Guggenheim Securities’ opinion addressed only the fairness, from a financial point of view, of the Share consideration to holders of Shares and ADSs (other than Acorda and its affiliates) to the extent expressly specified therein and did not address any other term, aspect or implication of the Offer or the Combination Agreement, including, without limitation, the form or structure of the Offer, any consideration payable in respect, or any tender, exercise, redemption, conversion, rollover or assumption, of other securities (including warrants, options and other equity-based grants) of the Company or any term, aspect or implication of any tender agreement or any other agreement, transaction document or instrument contemplated by the Combination Agreement or otherwise or to be entered into or amended in connection with the Offer.

•	Irrevocable Undertakings. The Board considered that certain shareholders of the Company, solely in their capacities as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the Irrevocable Undertakings, to tender their Equity Interests, representing approximately 65% (on a fully diluted basis) of the Shares and votes in Biotie as of January 14, 2016, the second to last trading day prior to announcement of the transaction, into the Offer, subject to the terms and conditions of the Irrevocable Undertakings.

The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Combination Agreement, including the Offer, including:

•	No Ongoing Equity Interest in the Company. The Board considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company going forward, meaning that the shareholders will cease to participate in the Company’s future potential growth or to benefit from potential increases in the value of the Shares.

•	Inability to Solicit Other Takeover Proposals. The Board considered the covenant in the Combination Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	Termination Fee and Expenses. The Board considered the fact that that the Company would be obligated to pay a termination fee of $4,500,000 as compensation for Acorda’s reasonable transaction costs if the Combination Agreement is terminated under certain circumstances, including to accept a superior proposal, and that the amount of the termination fee was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction.

•	Failure to Close. The Board considered that the conditions to Acorda’s obligation to accept for payment and pay for the Equity Interests tendered pursuant to the Offer were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Board considered the fact that, if the Offer is not consummated, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction. The Board also considered the fact that, if the Offer is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of vendors, business partners, collaboration partners and employees and that the trading price of the Shares and ADSs could be adversely affected.

•	Interim Operating Covenants. The Board considered that, under the terms of the Combination Agreement, the Company has agreed that it will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Acorda. The Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Effect of Announcement. The Board considered the effect of the public announcement of the transaction on the Company’s operations, Share and ADS price and employees, as well as its ability to attract and retain key personnel while the transaction is pending.

•	No Reverse Termination Fee. The Board considered the fact that Acorda will be able to terminate the Combination Agreement under certain circumstances that may be outside of the Company’s control, without the payment of any reverse termination fee to the Company.

•	Interests of the Board. The Board considered the potential conflict of interest created by the fact that the Company’s directors have financial interests in the transactions contemplated by the Combination Agreement, including the Offer, that may be different from or in addition to those of other security holders.

•	Transaction Costs. The Board considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether or not such transaction is consummated.

The discussion of factors considered by the Board described above is not intended to be exhaustive; rather it summarizes the material factors considered. Due to the variety of factors and the quality and amount of information considered, the Board did not find it practicable to, and did not make specific assessments to, quantify or assign relative weights to the specific factors considered in (i) making the determination that the Combination Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company’s shareholders, (ii) approving, adopting and declaring advisable the Combination Agreement and the transactions contemplated thereby and (iii) recommending that the holders of Equity Interests accept the Offer and tender their Equity Interests pursuant to the Offer. Instead, the Board made its determination after consideration of all factors taken together. In addition, individual members of the Board may have given different weight to different factors.

Strategic Plans of the Offeror and Their Likely Effects on Operations and Employment

According to Acorda, the business of Biotie will eventually be integrated into the business of Acorda. Acorda has stated that the final and longer-term impact of the integration can be assessed only after the completion of the Tender Offer. Acorda expects that the acquisition of Biotie will complement its portfolio of finished or development products in the field of neurology.

Acorda states in the Offer to Purchase that the Offer will have no immediate material near term effect on the operations, and business locations of, or employment at Biotie. Acorda intends to keep Biotie’s South San Francisco open and to maintain its operations in full. In the near term, Acorda expects thatthe completion of the Tender Offer will not have any immediate major impact on Biotie's Turku operations and employees. Acorda will consider the longer-term operating plan and scope of the Turku operations following the completion of the Tender Offer.

Based on the information provided by the Offeror, the Biotie Board believes that the strategic plans of the Offeror pursuant to the Offer would not generally have a significant effect on the business or operations of Biotie. The Biotie Board notes that the Offer may have an effect on employment in the Company with regard to duplicative functions. Based on the statements of Acorda, the possible impact of the planned arrangements on the status of the management and employees of Biotie will be assessed in connection with the integration that the Offeror plans to effect after the completion of the Offer.

In preparing its statement, the Board of Directors of Biotie has relied on information provided in the draft Offer to Purchase by Acorda and has not independently verified this information.

Financing of the Offer

According to information provided by the Offeror, the Offeror intends to finance the Offer through cash on its balance sheet, which includes the proceeds of a private placement to a banking institution of USD 75.0 million of the Offeror’s shares that was executed concurrently with the execution of the Combination Agreement and settled on January 26, 2016. The Offeror has stated that the Offer is not conditional upon obtaining any external financing for the Offer.

The Recommendation of the Board of Directors of Biotie

The Board of Directors of Biotie has conducted a number of meetings and carefully evaluated the Offer and its terms and conditions based on the draft Offer to Purchase and other available information.

The Board of Directors of Biotie believes that the consideration offered by Acorda for the ADSs, the Shares and the Equity Instruments is fair to the holders of such securities.

Based on the above factors, the Board of Directors of Biotie has decided, by unanimous decision, to recommend that the holders of the ADSs, the Shares and the Equity Instruments accept the Offer and tender their Equity Interests pursuant to the Offer.

This statement is based on an assessment of the issues and factors which the Board of Directors has concluded to be material in evaluating the Offer, including, but not limited to, the information and assumptions on the business operations and finances of Biotie at the date of this statement and their expected future development.

The Board of Directors of Biotie notes that the holders of the ADSs, the Shares and the Equity Instruments should also take into account the risks related to non-acceptance of the Offer. The completion of the Offer reduces the number of Biotie shareholders and the number of ADSs and Shares which would otherwise be publicly traded. Depending on the number of ADSs and Shares validly tendered in the Offer, this could have an adverse effect on the liquidity and value of the ADSs and Shares.

Other Matters

Board member Mr. Don M. Bailey, ViVo Capital, the venture partner of which is Board member Dr. Mahendra G. Shah, and Versant Ventures, where Board member Dr. Guido Magni is partner, representing in total approximately 27% of the outstanding shares and votes in Biotie (on a fully diluted basis), have entered into Irrevocable Undertakings to accept Acorda’s Offer. Mr Bailey, ViVo Capital and Versant Euro Ventures entered into the Irrevocable Undertakings after Biotie’s Board of Directors approved the execution of of the Combination Agreement on January 19, 2016. Board members Mr. Bailey, Dr. Shah and Dr. Magni have not participated in the giving of this statement of the Biotie Board. In matters related to the Offer, Biotie has committed itself to complying with the Helsinki Takeover Code (Finnish: Ostotarjouskoodi) referred to in Chapter 11, Section 28 of the Finnish Securities Markets Act.

This statement of the Biotie Board does not constitute investment or tax advice, and the Biotie Board does not specifically evaluate herein the general price development or the risks relating to the Shares in general. Shareholders must independently decide whether to accept the Offer, and they should take into account all relevant information available to them, including information presented in the Offer to Purchase and this statement.

Pursuant to Chapter 18 of the Finnish Companies Act (624/2006, as amended), a shareholder with more than 90% of all shares and votes in a company shall have the right to acquire, and subject to a demand by the other shareholders also be obligated to redeem, the shares owned by the other shareholders. Provided Acorda acquires such amount of Shares, the Shares held by Biotie’s security holders who have not accepted the Offer and the Shares underlying ADSs held by holders of ADSs who have not accepted the Offer may be redeemed through compulsory redemption proceedings under the Finnish Companies Act under the conditions set out therein.

Guggenheim Securities, LLC, has acted as the financial adviser to Biotie with respect to the Offer, while Davis Polk & Wardwell LLP has acted as legal counsel with respect to U.S. law and Hannes Snellman Attorneys Ltd has acted as legal counsel with respect to Finnish law.

Helsinki, 4 March 2016

The Board of Directors of Biotie

For more information, please contact:

William M. Burns, Chairman of the Board of Directors

Contact requests:

Virve Nurmi, Biotie Therapies Corp.

tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS THE TENDER OF AT LEAST 90% OF THE OUTSTANDING SHARES AND VOTING RIGHTS OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S REGISTRATION STATEMENT ON FORM F-1 (NO. 333-204147), AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY ACORDA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS RELEASE OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE OFFER HAS NOT BEEN COMMENCED. THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, ACORDA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY ACORDA AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ACORDA AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.BIOTIE.COM.

Attachment: Guggenheim Securities’ Opinion

January 19, 2016

The Board of Directors Biotie Therapies Corp.
Joukahaisenkatu 6, FI-20520
Turku, Finland

Members of the Board:

We understand that Biotie Therapies Corp. (“Biotie”) and Acorda Therapeutics, Inc. (“Acorda”) intend to enter into a Combination Agreement (the “Agreement”), pursuant to which Acorda will commence a tender offer (the “Tender Offer”) to purchase all outstanding ordinary shares, no nominal value, of Biotie (“Biotie Ordinary Shares”) and all outstanding American Depositary Shares, each representing 80 Biotie Ordinary Shares (“Biotie ADSs” and, together with Biotie Ordinary Shares, “Biotie Shares”), at a purchase price of €0.2946 per Biotie Ordinary Share in cash (the “Offer Price”). The terms and conditions of the Tender Offer are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received in the Tender Offer by holders of Biotie Shares (other than Acorda and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering our opinion, we have:

▪	Reviewed a draft of the Agreement dated as of January 18, 2016;

▪	Reviewed certain publicly available business and financial information regarding Biotie;

▪	Reviewed certain non-public business and financial information regarding Biotie’s businesses and prospects (including certain unadjusted and probability-adjusted financial projections relating to Biotie and estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie), all as prepared and provided to us by Biotie’s senior management;

▪	Discussed with Biotie’s senior management their views of Biotie’s businesses, operations, historical and projected financial results and future prospects;

▪	Reviewed the historical prices of Biotie Shares;

▪	Performed discounted cash flow analyses based on the probability-adjusted financial projections for Biotie and the estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, in each case as furnished to us by Biotie;

▪	Reviewed implied transaction values and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Tender Offer;

▪	Reviewed implied enterprise values of certain publicly traded companies that we deemed relevant in evaluating Biotie; and

▪	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

▪	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) furnished by or discussed with Biotie or obtained from public sources, data suppliers and other third parties.

▪	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information), (ii) express no view, opinion, representation or warranty (in each case, express or implied) regarding the (a) reasonableness of operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information or the assumptions upon which they are based or (b) probability adjustments included in such financial projections and (iii) have relied upon the assurances of Biotie’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, any financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information) incomplete, inaccurate or misleading.

▪	Specifically, with respect to any (i) financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information furnished by or discussed with Biotie, (a) we have been advised by Biotie’s senior management, and we have assumed, that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Biotie’s senior management as to the expected future performance of Biotie and (b) we have assumed that such financial projections, estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Biotie, other estimates and other forward-looking information have been reviewed by Biotie’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) financial projections, other estimates and/or other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable. We have been advised by Biotie’s Board of Directors and senior management, based on their assessments as to the relative likelihood of achieving the future financial results for Biotie as reflected in the unadjusted and probability-adjusted financial projections relating to Biotie, to rely for purposes of our analyses and opinion on such probability-adjusted financial projections, as applicable.

▪	We have relied upon, without independent verification, the assessments of Biotie’s senior management as to, among other things, (i) the potential impact on Biotie of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life sciences and pharmaceutical sectors in which Biotie operates, (ii) Biotie’s existing and future products and product candidates, including the validity of, and risks associated with, such products, product candidates and intellectual property, and (iii) the probabilities of successful commercialization of, and peak worldwide sales attributable to, such products and product candidates (including, without limitation, the timing and probabilities of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; prospective product-related sales prices, annual sales price increases and volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of competition thereon). We have assumed that there will not be any developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

▪	We have utilized a publicly available Euro to United States Dollar exchange rate, and we have assumed that such exchange rate is reasonable to utilize for purposes of our analyses and that any currency or exchange rate fluctuations will not be meaningful in any respect to our analyses or opinion. We have not assessed or considered, for purposes of our analyses and opinion, foreign currency exchange risks associated with the Tender Offer.

During the course of our engagement, we were asked by Biotie’s Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with Biotie, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Biotie or any other entity or the solvency or fair value of Biotie or any other entity, nor have we been furnished with any such appraisals. We are not expressing any view or rendering any opinion regarding the tax consequences to Biotie or holders of Biotie Shares or any other securities of the Tender Offer. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Biotie and its other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Biotie and Acorda will comply with all terms of the Agreement and (iii) the representations and warranties of Biotie and Acorda contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Tender Offer will be satisfied without any waiver thereof. We also have assumed that the Tender Offer will be consummated in a timely manner, in accordance with the terms of the Agreement and in compliance with all applicable laws, documents and other requirements, without any limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which Biotie Shares or other securities of Biotie may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Tender Offer. We have acted as a financial advisor to Biotie in connection with the Tender Offer and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Tender Offer and a portion of which is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Tender Offer. In addition, Biotie has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Guggenheim Securities, LLC (“Guggenheim Securities”) has been previously engaged during the past three years and is currently engaged by Biotie to provide certain financial advisory or investment banking services in connection with matters unrelated to the Tender Offer, for which we have received (or expect to receive) customary fees. Specifically during the past three years, as Biotie’s Board of Directors is aware, Guggenheim Securities has acted as financial advisor to Biotie in connection with various acquisition and disposition activities, partnership arrangements and other general advisory matters. Guggenheim Securities has not provided financial advisory or investment banking services during the past three years to Acorda for which Guggenheim Securities has received fees. Guggenheim Securities may seek to provide Biotie, Acorda and their respective affiliates with certain financial advisory and investment banking services unrelated to the Tender Offer in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their directors, officers, employees, consultants and agents may have investments in Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Biotie, Acorda, other participants in the Tender Offer or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Tender Offer that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Biotie’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 required to be distributed to the holders of Biotie Shares in connection with the Tender Offer pursuant to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and in any Tender Offer statement required to be distributed to the holders of Biotie Shares in connection with the Tender Offer pursuant to the Finnish Securities Market Act.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Biotie’s Board of Directors with respect to the Tender Offer, nor does our opinion constitute advice or a recommendation to any security holder of Biotie as to whether to tender any securities pursuant to the Tender Offer or how any such security holder should act with respect to the Tender Offer or any other matter. Our opinion does not address Biotie’s underlying business or financial decision to pursue the Tender Offer, the relative merits of the Tender Offer as compared to any alternative business or financial strategies that might exist for Biotie or the effects of any other transaction in which Biotie might engage. Our opinion addresses only the fairness, from a financial point of view, of the Offer Price to holders of Biotie Shares (other than Acorda and its affiliates) to the extent expressly specified herein. We do not express any view or opinion as to any other term, aspect or implication of the Tender Offer or the Agreement, including, without limitation, the form or structure of the Tender Offer, any consideration payable in respect, or any tender, exercise, redemption, conversion, rollover or assumption, of other securities (including warrants, options and other equity-based grants) of Biotie or any term, aspect or implication of any tender agreement or any other agreement, transaction document or instrument contemplated by the Agreement or otherwise or to be entered into or amended in connection with the Tender Offer, or the fairness, financial or otherwise, of the Tender Offer to, or of any consideration to be paid to or received by, the holders of any class of securities (other than the fairness, from a financial point of view, of the Offer Price to holders of Biotie Shares (other than Acorda and its affiliates) to the extent expressly specified herein), creditors or other constituencies of Biotie. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Biotie’s or Acorda’s directors, officers or employees, or any class of such persons, in connection with the Tender Offer relative to the Offer Price or otherwise. Our opinion does not address the individual circumstances of specific holders with respect to rights or aspects which may distinguish such holders or the securities of Biotie held by such holders and our opinion does not address, take into consideration or give effect to any rights, preferences, restrictions or limitations or other attributes of any such securities nor does our opinion in any way address proportionate allocation or relative fairness. We have assumed that each outstanding Biotie ADS has a value equivalent to 80 Biotie Ordinary Shares.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. As Biotie is aware, the global capital markets have been experiencing and remain subject to volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on Biotie or the Tender Offer. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received in the Tender Offer by holders of Biotie Shares (other than Acorda and its affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC